UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of February 2008

Hellenic Telecommunications Organization S.A.

 (Translation of registrant's name into English)

99 Kifissias Avenue

GR 15181 Amaroussion

Athens, Greece

 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒      Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐      No  ☒

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.

   ANNOUNCEMENT

NOT FOR RELEASE, DISTRIBUTION OR PUBLICATION INTO OR IN THE UNITED STATES, AUSTRALIA, CANADA OR JAPAN

OTE ISSUES EUR 2.1 BILLION IN FIXED COUPON BONDS

Αthens, February 6, 2008 – Hellenic Telecommunications Organization SA (ASE: HTO, NYSE: OTE), the Greek full-service telecommunications provider, today announced that its 100% owned subsidiary, OTE Plc, successfully completed on February 5, 2007 the bookbuilding process for the issues of a 3-year Fixed Rate Note of Euro 1.5 billion and a 7-year Fixed Rate Note of Euro 600 million, and that both tranches were priced yesterday. The 3-year Fixed Rate Note, priced at 99.750%, will pay an annual coupon of 5.375%, while the 7-year Fixed Rate Note, priced at 99.705%, will pay an annual coupon of 6%. The bookbuilding was completed on the same day, within three hours, and was oversubscribed 3.6 times, with the demand set at approximately Euro 7.5 billion.

The proceeds from the issue of the bonds will be used for the refinancing of the bridge facility of OTE Plc, signed in November 2007 and used for the acquisition of the minorities of Cosmote SA by OTE SA. The total cost of the acquisition stands at Euro 2.85 billion, partly funded by the bridge facility (Euro 2.1 billion) as well as OTE’s own cash reserves (Euro 750 million).

The bonds will be issued by OTE Plc and will be fully and unconditionally guaranteed by Hellenic Telecommunications Organization SA (OTE SA) under its Euro 6.5 billion Global Medium Term Note Programme. All necessary actions will be taken for the bonds of each series to be listed on the Luxembourg Stock Exchange. Settlement is expected to occur on February 12, 2008.

Citi, Dresdner Kleinwort, Morgan Stanley and Merrill Lynch International acted as joint bookrunners, and Alpha Bank, EFG Eurobank, Emporiki Bank, NBGI, Piraeus Bank and RBS acted as Co-Leads.

This announcement is not an offer of securities and appears as a matter of record only.

The contents of this announcement have been prepared by and are the sole responsibility of Hellenic Telecommunications Organization SA (the "Company") and its 100% owned subsidiary, OTE plc (the "Issuer"). The joint bookrunners, Citigroup, Dresdner Kleinwort, Morgan Stanley and Merrill Lynch, and the co-leads, Alpha Bank, EFG Eurobank, Emporiki Bank, NBGI, Piraeus Bank and RBS are acting exclusively for the Company and the Issuer and no one else. The joint bookrunners, Citigroup, Dresdner Kleinwort, Morgan Stanley and Merrill Lynch, and the co-leads, Alpha Bank, EFG Eurobank, Emporiki Bank, NBGI, Piraeus Bank and RBS will not be responsible to anyone other than the Company or the Issuer for providing the protections afforded to their respective clients, or for advice in relation to the offer of the bonds (the "Offer"), the contents of this announcement or any of the matters referred to herein.

The distribution of this announcement and other information in connection with the Offer may be restricted by law in certain jurisdictions. Persons into whose possession this announcement or such other information should come are required to inform themselves about and to observe any such restrictions. This announcement may not be used for, or in connection with, and does not constitute, any offer to sell, or an invitation to purchase, any securities.

This announcement is not an offer to sell or the solicitation of any offer to buy any bonds or other securities of the Company or the Issuer (the “Securities”) in the United States or in any other jurisdiction. The Securities have not been, and will not be, registered under the United States Securities Act of 1933, as amended (the “Securities Act”), and may not be offered or sold in the United States unless registered under the Securities Act or an exemption from such registration is available.

The Securities have not been and will not be registered under the applicable securities laws of Australia, Canada or Japan and may not be offered or sold within Australia, Canada or Japan.

In the United Kingdom, this announcement is directed only at persons who (i) have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Financial Promotion Order”), (ii) are persons falling within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations etc”) of the Financial Promotion Order, (iii) are outside the United Kingdom, or (iv) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000) in connection with the issue or sale of any securities may otherwise lawfully be communicated or caused to be communicated. This document is directed only at such persons and must not be acted on or relied on by persons in the United Kingdom who are not such persons. Any investment or investment activity to which this announcement relates is available in the United Kingdom only to such persons and will be engaged in only with such persons and no other persons in the United Kingdom should rely or act upon this announcement.

This announcement may contain certain forward-looking statements relating to the business, financial performance and results of the Company and the Issuer. These statements are based on the Company's and the Issuer's current plans, estimates and projections, as well as its expectations of external conditions and events. Forward-looking statements involve inherent risks and uncertainties and speak only as of the date they are made. In particular the words “expect”, “anticipate”, “predict”, “estimate”, “project”, “plan”, “may”, “should”, “would”, “will”, “intend”, “believe” and similar expressions are intended to identify forward-looking statements. A number of important factors, and the inherent risks and uncertainties that such statements involve, could cause actual results or outcomes to differ materially from those expressed in any forward-looking statements.

About OTE

OTE Group is Greece's leading telecommunications organization and one of the pre-eminent players in South-eastern Europe, providing top-quality products and services to its customers.

Apart from serving as a full service telecommunications group in the Greek telecoms market, OTE Group has also expanded during the last decade its geographical footprint throughout South East Europe, acquiring stakes in the incumbent telecommunications companies of Romania and Serbia, and establishing mobile operations in Albania, Bulgaria, the Former Yugoslav Republic of Macedonia and Romania.  At present, companies in which OTE Group has an equity interest employ over 30,000 people in six countries, and our portfolio of solutions ranges from fixed and mobile telephony to Internet applications, satellite, maritime communications and consultancy services.

Listed on the Athens Stock Exchange, the company trades under the ticker HTO as well as on the New York Stock Exchange under the ticker OTE. In the U.S., OTE’s American Depository Receipts (ADR’s) represents ½ ordinary share.

Additional Information is also available on http://www.ote.gr.

Contacts:

OTE:                Dimitris Tzelepis - Head of Investor Relations

                       Tel: +30 210 611 1574, Email: dtzelepis@ote.gr

Nektarios Papagiannakopoulos-Senior Financial Analyst, Investor Relations

Tel: +30 210 611 7593, Email: npapagiannakopoulos@ote.gr

Daria Kozanoglou - Communications Officer, Investor Relations

Tel: +30 210 611 1121, Email: nkozanoglou@ote.gr

Marilee Diamanti - IR Coordinator

Tel: +30 210 611 5070, Email: mdiamant@ote.gr

Christina Hadjigeorgiou - Financial Analyst

Tel: +30 210 611 1428, Email: cchatzigeo@ote.gr

Forward-looking statement

Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect the Company's future financial results are discussed more fully in the Company's filings with the U.S. Securities and Exchange Commission (the "SEC"), including the Company's Annual Report on Form 20-F for 2006 filed with the SEC on June 28, 2007. OTE assumes no obligation to update information in this release.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hellenic Telecommunications Organization S.A.

Date: February 6, 2008

By :/s/ Iordanis Aivazis

 Name: Iordanis Aivazis

 Title: Chief Operating Officer